TEVA ACCELERATES COST REDUCTION PROGRAM

•	$2.0 billion in annual cost savings by the end of 2017 including $1.0 billion by the end of 2014

•	Approximately 10% reduction in global workforce in 2014

•	Will invest in R&D and Sales and Marketing for high potential programs

Jerusalem, October 10, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced steps to accelerate the reduction of costs and to optimize its structure and processes. These steps are part of Teva’s worldwide restructuring program, which was introduced in December 2012 and included actions to divest non-core assets, increase organization effectiveness, improve manufacturing efficiency and reduce excess capacity.

Teva will reduce its global workforce by approximately 10% (approximately 5,000 employees), and will complete the majority of the reduction by the end of 2014. Furthermore, Teva continues to identify opportunities to optimize value through the selective trimming of assets that no longer fit its core business or are not critical to its future. Teva will scale down oversized parts of the company, while growing its generics business and core R&D programs – including high-value complex generics, expanding its presence in emerging markets and broadening its portfolio, especially in its specialty medicines and OTC businesses.

Dr. Jeremy Levin, President and CEO of Teva, commented, “Teva is managing its operations to achieve high levels of effectiveness in the short term, while pursuing opportunities for the long term. The accelerated cost reduction program will strengthen our organization while improving our competitive position in the global marketplace. We understand that this may be a difficult time for our employees and are committed to act with fairness, integrity and respect, and provide support during this time.”

The company now expects to realize approximately $2.0 billion in annual cost savings by the end of 2017, compared to the previously guided range of $1.5 to $2.0 billion. The company estimates that $1.0 billion, or 50 percent of the annual cost savings, will be realized by the end of 2014, and 70 percent by the end of 2015. The majority of the savings are expected to come from a reduction in the company’s cost of goods. Teva expects to reinvest part of the initial savings accumulated in 2014 and 2015, in high-potential programs. These investments will include the development of the company’s complex generics and specialty pharmaceutical pipeline, which includes more than 30 late-stage programs.

Total pre-tax costs for the corporate restructuring program are estimated to be approximately $1.1 billion, to be incurred as savings are achieved through 2017, about 75% in cash and about 25% in non-cash accelerated depreciation and impairment of assets.

Teva reiterates its full-year 2013 Non-GAAP financial outlook and anticipates ending the year near the midpoint of its original 2013 ranges for revenue of $19.5-$20.5 billion, and non-GAAP diluted earnings per share of $4.85 to $5.15. The company is in the process of completing its annual planning and expects to provide its full-year 2014 financial outlook in December, which will also include additional details on its cost reduction program.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program; our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.